UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                        Neutral Posture Ergonomics, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   64125E 10 5
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                                 (CUSIP Number)

              David Campbell, 3904 N. Texas Avenue, Bryan, TX 77803
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 26, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 64125E 10 5

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|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   David W. Campbell
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |   (SEE INSTRUCTIONS)                                     (b)[ ]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS (SEE INSTRUCTIONS)
|      |
|      |   PF
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|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) OR 2(e)     [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   United States
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |  6,100(1)
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |  -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |  6,100(1)
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |  -0-
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |    6,100(1)
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|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES (SEE INSTRUCTIONS)         [ ]
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|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |     .2%
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|  14  |   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
|      |    IN
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(1) Includes Common Stock owned of record by David Campbell (100) and Common
Stock owned indirectly by Mr. Campbell in an IRA account (6,000).

      This Amendment No. 1 amends and supplements the Statement on Schedule 13D(the "Schedule 13D") relating to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Neutral Posture Ergonomics, Inc., a Texas corporation (the "Company"), previously filed by David Campbell (the "Reporting Person"). Capitalized terms used herein and not defined in this Amendment have the meaning set forth in the Schedule 13D.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

      Item 2 is hereby amended, in pertinent part, to delete the second paragraph and replace it with the following information:

"ITEM 2. IDENTITY AND BACKGROUND .

      The Reporting Person's residential address is 5211 Briar Tree Dallas, Texas 75248. As of May 26, 1999 the Reporting Person resigned from his position as Director and President of the Company."

      Item 5 is hereby amended, in pertinent part, to delete the paragraphs (a),
(b), (d) and (e) and replace them with the following information:

"ITEM 5. INTEREST IN SECURITIES OF THE ISSUER .

      (a) The Reporting Person, owns of record 100 shares of Common Stock (representing less than 1% of the shares of Common Stock outstanding on March 31, 1999, based on information supplied by the Company to the Reporting Person). The Reporting Person may be deemed to be the beneficial owner of an aggregate of 6,100 shares of Common Stock (representing less than 1% of the shares of Common Stock outstanding on March 31, 1999, based on information supplied by the Company to the Reporting Person), which number includes, in addition to the 100 shares owned of record by him, 6,000 shares owned of record by the Reporting Person's IRA.

            (b) The Reporting Person has sole power to vote or direct to vote and sole power to dispose or to direct to dispose of the 6,100 shares of Common Stock.

      (d) The Reporting Person has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 6,100 shares of Common Stock owned of record by him.

      (e) On May 26, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock."

      Item 6 is hereby amended to delete both paragraphs and replace them with the following information:

"ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER .

      Pursuant to a Bill of Sale and Release Agreement (a copy of which is being filed as Exhibit 1 hereto and is incorporated herein by reference), by and between the Reporting Person and the Company, the Reporting Person sold to the Company and certain officers (i) 200,000 shares of Common Stock and (ii) options representing the right to purchase 100,000 shares of Common Stock."

      Item 7 is hereby amended with the following information:

"ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The information required by this Item 7 is set forth in the Index to Exhibits accompanying this Schedule 13D."

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 1999




                                          /s/ DAVID W. CAMPBELL
                                              David W. Campbell

                                INDEX TO EXHIBITS

    EXHIBIT NO.                                       DESCRIPTION

        1 Bill of Sale and Release Agreement, dated as of May 17, 1999, between David W. Campbell and Neutral
                                             Posture Ergonomics, Inc.